UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Techwell, Inc.

(Name of Subject Company)

Techwell, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87874D 10 1

(CUSIP Number of Class of Securities)

Fumihiro Kozato

President and Chief Executive Officer

Techwell, Inc.

408 E. Plumeria Drive, San Jose, California 95134

(408) 435-3888

 (Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jorge del Calvo, Esq.

James J. Masetti, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2010 (as previously filed with the SEC, the “Schedule 14D-9”) by Techwell, Inc., a Delaware corporation (“Techwell” or the “Company”), relating to the offer (the “Offer”) by Navajo Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Intersil Corporation, a Delaware corporation (“Intersil”), as set forth in a Tender Offer Statement filed by Intersil and Purchaser on Schedule TO, dated March 30, 2010 (as previously filed with the SEC, the “Schedule TO”), to purchase all shares of common stock, par value $0.001 per share, of Techwell (“Techwell Common Stock”), that are outstanding and the associated preferred stock purchase rights (the “Techwell Rights”) issued in connection with and subject to the Rights Agreement, dated August 4, 2009, between Techwell and Computershare Trust Company, N.A. (which Techwell Rights, together with the shares of the Techwell Common Stock are referred to as the “Shares”), at a purchase price of $18.50 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2010, and in the related Letter of Transmittal, copies of which are filed with the Schedule 14D-9 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new section (ix) immediately following section (viii) of Item 8:

“(ix)  Legal Proceedings Regarding the Offer.

On April 1, 2010, a purported class action lawsuit, Mike Tamashiro v. Techwell, Inc., et al., was filed in the Superior Court of California, Santa Clara County against Techwell, current members of the Techwell Board and certain officers of Techwell (the “Individual Defendants”), Intersil and Purchaser. The action, brought by a purported stockholder of Techwell, seeks certification of a class of all holders of Techwell’s common stock (except the defendants and their affiliates) and alleges, among other things, (1) that the Merger Agreement is the product of “an unfair and uninformed process;” (2) that “Techwell favored Intersil to at least five other purchasers” by, among other things, providing Intersil an exclusivity period and during that exclusivity period providing Intersil information the other suitors did not have, as described elsewhere in this Schedule 14D-9; (3) that the non-solicitation, break-up fee and top-up option provisions of the Merger Agreement, along with the Tender and Voting Agreements, as described elsewhere in this Schedule 14D-9, deprive shareholders of their right to meaningfully evaluate the Offer and the Merger; (4) that the interests in certain persons in the transactions contemplated by the Merger, as described elsewhere in this Schedule 14D-9, constitute self-dealing; (5) that the Offer Price is unfair and inadequate; (6) that the Individual Defendants violated their fiduciary duties to Techwell’s stockholders by approving the Offer and the Merger and by engaging in such alleged self-dealing; and (7) that Techwell, Intersil and Purchaser aided and abetted that breach. The complaint seeks, among other things, an injunction prohibiting consummation of the Offer and the Merger, rescission or damages in the event the Offer and the Merger are consummated, and attorneys’ fees and expenses.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECHWELL, INC.

Date: April 7, 2010	/s/ Fumihiro Kozato

Fumihiro Kozato
President and Chief Executive Officer